

October 26, 2010

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2010**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have revised your disclosure in your prospectus. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1, 4, and 7 without limitation, the following examples:

    - "Forex trading is one of the fastest-growing areas of retail trading in the financial services industry. … According to the 2010 Triennial Bank Survey from the Bank for International Settlements, or the BIS, average daily turnover in the global forex market in April 2010 was $4.0 trillion, an increase of approximately 20.0% from the $3.3 trillion reported by the BIS in April 2007. The BIS notes that the U.S. dollar is the most commonly traded currency, with approximately 85.0% of all forex trades involving the U.S. dollar. The forex market has emerged from its previous role as a currency hedge to become an investable asset class. Historically, access to the forex market was only available to commercial and investment banks, corporations, hedge funds and other large financial institutions. In the last decade, retail investors have gained increasing access to this market largely through the emergence of online retail forex providers like us. According to a 2010 analysis by the Aite Group, a financial services market research firm, global retail forex trading volumes have grown from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 representing a compound annual growth rate of 37.1%."

- In May 2009, Forrester Research, a leading independent research company, conducted a survey of nearly 500 of our customers in the United States on our behalf in which more than 79% indicated they were very satisfied with FOREX.com."

- "We believe that we are the largest provider of retail forex trading in the United States based on trading volume. The Aite Group estimates that, as of July 2010, there were over 110 million retail online investors globally, but only 1.1 million online retail investors who traded forex."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. If so, please file the expert's consent as an exhibit to the registration statement or tell us why you believe it is not required.

2. We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

3. Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for contracts-for-difference, white label partners, spread revenue, dealing spread, proprietary directional market positions, and dealable spread. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Risk Factors, page 18

4.   Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factor on page 27 relating to recent regulatory changes. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.

5.   We note your risk factor on page 30 regarding risks relating to complying with securities and commodity futures laws and your risk factor on page 38 regarding the requirements of being a public company. These risk factors appear to address risks that affect companies across industries. As such, they appear broad and generic. Please revise to clarify how the risks are specific to you or revise to remove these risk factors.

6.   Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible. For example, we note your risk factor on page 27 regarding recent regulatory changes.

7.   We note that you terminated trading operations in China in December 2008. However, it appears that you still had accounts open in 2009 based on your disclosure on page 60. Please add a risk factor, as appropriate, to address potential liability for continuing to have these open accounts in 2009.

The Expansion of Our Trading Activities into Other Financial Products …, page 24

8.   We note your response to comment one in our letter dated January 1, 2010 and reissue that comment in part. Please expand this risk factor to state that to the extent your CFD business constitutes an offer or sale of securities under the U.S. federal securities laws, you would need to comply with those U.S. federal securities laws. Please also describe the impact this may have on your business.

We have received a complaint from the compliance department …, page 32

9.   We note your disclosure that you "expect to have this matter resolved in the near term." We also note your disclosure that the "settlement process can be time consuming and costly and there are no assurances that we will reach a settlement with the NFA on terms acceptable to us, if at all." These statements do not appear to be consistent. Please revise your disclosure as appropriate.

Use of Proceeds, page 40

10.   We note your disclosure that you intend to "use the net proceeds [you] receive from this offering to cover historical and expected costs from [your] initial public offering." We also note that you are seeking to register $125,000,000 in shares of your common stock. Please disclose whether you intend to use proceeds for any other purpose.

Management's Discussion and Analysis …, page 49

General Market and Economic Conditions, page 55

11.   To the extent material to your business, please expand your disclosure in this section to discuss the impact of current economic conditions on currency valuations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 60

12.   We note your disclosure in the first bullet point that $172.4 million in trading volume was attributable to customers residing in China for the year ended December 31, 2008. On page 63, you state that $172.4 billion in trading volume was attributable to customers residing in China for the year ended December 31, 2008. Please revise your disclosure, as appropriate, to address this discrepancy.

Business, page 80

Relationships with Wholesale Forex Trading Partners, page 97

13.   We note your disclosure that you have "leveraged [your] extensive industry experience to secure a substantial liquidity pool by establishing trading relationships with liquidity relationships with three established global prime brokers…." [emphasis added] Please explain what you mean by the underlined language.

Our Institutional Model, page 98

14.   We note that you will offer institutional customers a "fully anonymous trading environment." Please provide more detailed disclosure as to how you will be able to offer a fully anonymous trading environment and disclose whether there are any risks involved in providing this type of trading environment. Additionally, please add a risk factor to address the risk to your system if outside individuals determine the identity of your institutional investors.

15.   Please include the Exclusive Marketing Agreement and related agreements with Forexster Limited as exhibits to the registration statement or tell us why you believe these agreements are not material contracts required to be filed.

Management, page 113

Compensation Risk Analysis, page 121

16.   We note that you have not included any disclosure in response to Item 402(s) of
       Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
       necessary and describe the process you undertook to reach that conclusion. We note your
       disclosure in this section that your approach to compensation for your executives assists
       in mitigating excessive risk taking and does not encourage excessive risk taking. Please
       note that Item 402(s) applies to your compensation policies and practices for all of your
       employees.

Compensation Discussion and Analysis, page 122

17.   We note that you have removed disclosure regarding compensation awarded in 2008.
       Please revise to include this information in your compensation tables as appropriate.
       Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

18.   We note your response to comments two, three and four of our letter dated January 27,
       2010 and reissue those comments in part. It is still not clear, from the disclosure
       provided, how you determined each officer should receive the respective compensation
       amount awarded. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the
       Compensation Discussion and Analysis should be sufficiently precise to identify material
       differences in compensation policies with respect to individual executive officers. Please
       expand your disclosure and explain the reasons for the differences in the amounts of
       compensation awarded to the named executive officers. For example only, please
       disclose why you determined not to increase the salaries of Messrs. Stevens and Lyons
       and disclose why Mr. Lyons was not provided a non-equity incentive compensation
       payment in the first quarter. Please explain why Mr. Lyons and Ms. Roady received less
       than half of the compensation awarded to Mr. Stevens and Mr. O'Sullivan. Please
       explain the differences in the long-term equity incentive awards made to each executive
       officer. Please see Item 402(b)(2)(vii) of Regulation S-K.

Establishment of Target Award Levels and Measures, page 125

19.   We note your disclosure that the "target annual incentive award opportunities ranked
       between the 50th and 75th percentile, with the exception of the CEO, who ranked above
       the 75th percentile." Please disclose where each officer's total compensation fell within
       this range. Additionally, please disclose why you determined to award compensation to
       your CEO above the targeted range.

Financial Statements

Consolidated Financial Statements for the year ended December 31, 2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Reclassification, page F-9

20.   We note your disclosure that there was an "immaterial misstatement in trading securities previously classified within Receivables from Brokers." Please provide us with more detail of this immaterial misstatement including a discussion of how you arrived at the conclusion that the misstatement was immaterial.

Litigation, page F-16

21.   We note your disclosure regarding loss contingencies here and in footnote 21 on page F-37. We note your disclosure that you do not believe losses will have a material adverse effect on certain financial statements. Please confirm for us and revise your disclosure to state, if true, that these losses will not have a material effect on the financial statements as a whole, rather than certain individual financial statements. Additionally, it appears your threshold for disclosure is whether you can "estimate with any certainty" what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Exhibits

22.   Please file the letter agreement with Ms. Roady in accordance with Item 601(b)(10).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq. (*via facsimile*)